April 11, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attn: Cecilia Blye, Chief Office of Global Security Risk

RE:    Mettler-Toledo International Inc.
Form 10-K for the year ended December 31, 2012
Filed February 8, 2013
File No. 1-13595

Dear Ms. Blye:

This letter is in response to each of the comments in the Staff's letter dated March 29, 2013. To facilitate your review, we have set forth herein each comment of the Staff followed by our response.

General

1.
We note that the Environmental Expert website provides a list of process industry equipment in Syria which includes two Mettler-Toledo products and the Mettler-Toledo logo, and it provides a list of metal monitoring equipment in Sudan which includes three Mettler-Toledo products. Syria and Sudan are identified by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not provide disclosure about these countries. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria and Sudan whether through subsidiaries, affiliates, resellers, distributors, or other direct or indirect arrangements. Your response should describe any products you have provided to Syria and Sudan, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by their governments.

Response: Mettler-Toledo has no subsidiaries, affiliates, operations, assets or liabilities in Syria and Sudan. Certain non-US subsidiaries of Mettler-Toledo have sold non-US products into Syria and Sudan where permitted under US and local law. Mettler-Toledo is a diversified global equipment manufacturer of various laboratory, retail and industrial weighing equipment, as well as analytical instruments. The amounts and types of equipment sold into Syria and Sudan from 2010 to present are as follows:

(USD 000s)	2010	2011	2012	2013 YTD*
Syria	$527	$261	$23	$0
Sudan	$18	$89	$6	$1
_____________________
*through Q1 2013

Products sold to Syria include jewelry balances and laboratory balances, industrial and retail scales and weighing terminals, printers, titrators, density meters, pH meters, pH and dissolved oxygen electrodes, refractometers, consumables and accessories, a differential scanning calorimeter, and a checkweigher and related conveyor system. Products sold to Sudan include jewelry balances and laboratory balances, industrial scales and weighing terminals, weights, printers, a moisture analyzer, titrators, pH meters, and consumables and accessories.

To the best of its knowledge, none of Mettler-Toledo nor any of its subsidiaries have or had any agreements, commercial arrangements, or other contacts with the governments of Syria or Sudan, or entities controlled by their governments.

In January 2012, Mettler-Toledo made a decision to cease doing business with customers in Syria, applicable to Mettler-Toledo and all its subsidiaries. We have provided for a transition period to permit winding up of existing contractual relationships and satisfaction of ongoing warranty commitments.

The Environmental Expert website you mentioned in your comment letter is not authorized to display Mettler-Toledo products as being available in Syria or Sudan, and we have taken immediate steps with Environmental Expert to ensure that our products are not displayed as such.

2.
Please discuss the materiality of your contacts with Syria and Sudan described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

Response: Sales to Sudan and Syria constituted approximately 0.01% of Mettler-Toledo's total sales over the past three years. Our minimal contacts with customers in Syria and Sudan are designed to be in full compliance with applicable US and other laws and regulations. Mettler-Toledo has an export controls and trade compliance program and procedures in place that include training designed to ensure that our activities are conducted in compliance with applicable laws. We take steps to ensure that we comply with restrictions relating to specific country export controls and economic sanctions programs, prohibited end users and end uses, and product classification. These steps include various checks and screening of products, country of origin and destination, and customer screening. We also ensure that US persons do not engage in transactions that are prohibited by US laws, and that non-US persons are aware of and follow restrictions relating to goods produced in the US or containing applicable US content.

We are aware that various states, municipalities, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with US-designated state sponsors of terrorism. We are not aware of any concern among our investors about the amount or types of the company's activity in Sudan or Syria. As noted above, in January 2012, the company, including its non-US subsidiaries, already determined to cease doing business in Syria.

We believe that the relatively insignificant and steadily declining amount of sales by the company's non-US subsidiaries into Syria and Sudan, together with the absence of any comment or concern to date expressed by our shareholders, indicates that our de minimis business activities in these countries has not been generally regarded by investors as quantitatively or qualitatively material to making an investment decision. We will continue to monitor investor sentiment with respect to such matters, and will continue to take these factors into account in determining our ongoing business activities.

Mettler-Toledo acknowledges that: (a) it is responsible for the adequacy and accuracy of the disclosure in the filing; (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and Mettler-Toledo may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact me at (847) 809-0326 or James Bellerjeau at +41 44 944 3634.

Sincerely,

/s/ William P. Donnelly
Chief Financial Officer

cc:    Amanda Ravitz, United States Securities and Exchange Commission
James Bellerjeau, Mettler-Toledo International Inc.
Shawn Vadala, Mettler-Toledo International Inc.
Tim Peterson, Milbank Tweed Hadley & McCloy LLP
William Kelly, PricewaterhouseCoopers LLP